EXHIBIT A

FEBRUARY 2016 COMMUNICATIONS

From ***FISMA & OMB Memorandum M-07-16*** Feb 4 at 5:41 PM
To rchioini@rockwellmed.com
CC

FISMA & OMB Memorandum M-07-16
FISMA & OMB Memorandum M-07-16 dave@richmondbrothers.com ***FISMA & OMB Memorandum M-07-16***

Subject: Shareholder Concerns

Rockwell Medical
Attn: Robert Chioini
30142 Wixom Road
Wixom, MI 48393

February 4, 2016

Dear Rob

The undersigned are all longtime supporters of Rockwell Medical and represent, along with associates, in excess of 20% of the common stock of the Company. We all share a number of concerns that we would like to jointly discuss with you. There is no question that you have done a superb job in operating the Company and in achieving the two FDA drug approvals. However our concerns are regarding the pace of the current commercialization phase of the drugs. In addition we strongly feel that the Company needs to do more to promote its stock through better communications with shareholders and the public.

It has now been over 1 year since the approval of Triferic and over 1.5 years since the approval of Calcitriol. We feel that after this much time there is still not a clear understanding in the marketplace what the opportunities are for these two drugs. Based upon the limited public information available to us it is also not clear if any meaningful success has yet been achieved in the commercialization process. We are also concerned that the Company has not clearly defined the full extent of the Triferic opportunity as a platform drug across all likely indications and in all areas of the globe.

In addition we feel that the Company needs to do a much better job in communicating with the public. One of your key jobs as the CEO of a public company is to manage the expectations of the public, to provide guidance as to the Company's short term and long term goals, and to defend the Company's stock against inaccurate facts being spread in the marketplace. To date very little actual guidance has been provided, and to the extent that some guidance has been wrong, the Company has not done a good job of explaining to the public the

reasons why. One of the problems with this approach is that it allows the short sellers to set the narrative. Also you should try to be more enthusiastic and forceful in your delivery of the opportunity to the public.

We believe that the above concerns have contributed to the fact that the Company's stock price has dropped much quicker than the overall market or the biotech industry in particular. This excessive price drop hurts many of your shareholders, especially those on margin, and should be a concern of the Company's. In addition, such a low stock price makes raising money much more expensive if needed, and encourages either strategic investors or financial investors to possibly attempt a cheap takeover of the Company.

After discussions amongst ourselves, we would like the Company to consider the following recommendations.

1. Reconstitute or expand the board of directors to incorporate at least 2 world class drug industry veterans.
2. Implement a policy of using best practices into the Company's governance programs.
3. Add more management depth so that multiple opportunities can be aggressively pursued at the same time, both in the business development area and the sales and marketing area
4. Provide an outline of a 5 year plan for the company regarding the commercialization of Triferic and Calcitriol, indicating time frames and market sizes in all of the various indications in all parts of the globe.
5. Explain the reasons for the delays in the launch of Calcitriol.
6. Better explain the Company's guidance for the rollout of Triferic in the United States and abroad and why the rollout appears to be behind schedule.
7. Provide more specific guidance of the Company's financial goals.
8. Explain the expected use of the Company's cash reserves.
9. As part of improving communications to the public allow investors to ask questions on the conference calls.
10. Either hire a new Investor Relations firm or better utilize the current firm.

In closing, we all fully support your leadership of the Company. However as you are still new in the role of leading a drug company we feel you could benefit from the experience and advice of industry veterans, both in commercializing our drugs and in dealing with the Public.

We encourage you to take advantage of the upcoming conference call to reinvigorate your shareholder base and to disseminate additional information to the public. We believe that this opportunity is much greater than the market is giving you credit for.

In addition, we would all like to have a conference call with you to further discuss the above issues either before or directly after the next earnings conference call.

Thanks in advance for considering our suggestions. (signed letters attached)

Mark Ravich

David Hegelstein

Chris Paxos

David Richmond

Jay Joliat

Larry Hopfenspirger

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, February 22, 2016 5:22 PM
To: Rob Chioini
Cc: ***FISMA & OMB Memorandum M-07-16*** dave@richmondbrothers.com; ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
Subject: RMTI

Rob

We want to congratulate you on your recent deal in China and the filing of a new IND. It looks like a good start towards developing the international potential of Triferic.

However it has now been 18 days since you received our request to hold a conference call with us to discuss our various concerns. As of today no one has yet heard back from you.

While it is now clear that you have been busy finalizing the China deal, it is still quite disappointing that you appear to be ignoring the request of so many large owners and long term supporters of the Company. This only highlights one of our concerns about the lack of adequate shareholder communications. While your recent news was a good start it does not really address the various concerns that we have written to you about.

The fact that the Company's stock has failed to move in any meaningful way after the above announcements only highlights the fact that the public does not understand the full potential of Triferic. In addition as of today you have announced that only one of the top 7 Companies in the industry is working on Triferic after 13 months from approval. This raises the question, is the Company having problems commercializing the drug? This lack of either results or communication reinforces the short sellers thesis in the marketplace, and harms your shareholder base.

We would like to schedule a conference call with you as soon as possible, either before or right after your upcoming earnings conference call. Please let us know some times and days that would work for you. Our goal is to continue to handle this in a friendly and supportive way; however we feel it is inappropriate that so much time has passed with no response from the Company.

Feel free to reach out to any one of us.

Best regards,

Mark Ravich

Dave Haglestein

Dave Richmond

Chris Paxos

Jay Joliat

Larry Hopfenspirger

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, February 25, 2016 3:58 PM
To: Rob Chioini
Cc: dave@richmondbrothers.com;   ***FISMA & OMB Memorandum M-07-16***
   FISMA & OMB Memorandum M-07-16
Subject: RMTI

Rob

    While we appreciate your response to us unfortunately it does not address many of the issues we wanted to discuss. However at this time we think it would be best to wait until after Rockwell's earnings call to schedule a follow up. That way we can better see what still needs to be discussed.

    We will contact you then. Hope all is well.

Best regards

Mark Ravich

Dave Haglestein

Dave Richmond

Chris Paxos

Jay Joliat

Larry Hopfenspirger

EXHIBIT B

ANALYST REPORTS

Morgan Stanley

November 10, 2015

Rockwell Medical Inc

Premium Triferic Pricing in Question & Demand Unproven: Lowering PT to $5

Industry View	Stock Rating	Price Target
In-Line	**Underweight**	**$5.00**

We believe our prior assumptions for Triferic pricing, which were based on an EPO-sparing benefit for the drug, were incorrect. Comments by management suggest Triferic reimbursement is being linked exclusively to the cost of iron. Accordingly, we are lowering Triferic pricing and our PT to $5.

On the 3Q15 earnings call, Rockwell provided updates about the commercial launch of Triferic, as well as color around the reimbursement for the drug, which has not yet generated material sales following approval 10 months ago. Triferic is being reimbursed as an intravenous iron in the bundle, which we think is likely at levels much lower than our prior assumptions of $1,000/patient annually. We believe the lack of EPO sparing in the Triferic label, as well as concerns about the validity of the PRIME study have limited Rockwell's pricing power in the market. Management did suggest that a "supply agreement" has been signed with one of the four largest dialysis providers, but provided no detail about the scope or magnitude of this agreement. While we think our penetration assumptions, which include material rates into all the providers, may be optimistic, we are not yet adjusting these rates. Additionally, Rockwell has not yet sold generic Calcitriol, despite obtaining approval in June 2014. Following the Q3 call, we are lowering our Triferic pricing and peak revenues to $95 million from $190 million, and our price target to $5 from $7.

Rockwell reported no material Triferic sales. Rockwell did not provide detail about Triferic sales other than to say they were not material this quarter. We believe this is the last quarter the company will not be expected to report meaningful Triferic revenues without significantly disappointing.

Cutting Triferic pricing by 50% in our model. Our prior Triferic pricing of $1,000/patient annually was based on the cost-savings to providers from decreased EPO use, in-line with management guidance. Comments on the call today, along with diligence and channel checks suggest that Rockwell has had difficulty commanding premium pricing for Triferic, which we believe is related to the lack of EPO-sparing in the label and the flawed PRIME study, which was not conducted under real world conditions. Accordingly, we are lowering our Triferic pricing to more closely reflect the savings from iron, to $500/patient per year. This represents a significant discount from the $1,400 WAC price for Triferic that is listed in PriceRx, but one that we think has become necessary given the market conditions, and the nature of the dialysis bundle.

Market demand for Triferic appears less than anticipated. On the call,

MORGAN STANLEY & CO. LLC

Andrew S Berens
Andrew.Berens@morganstanley.com   +1 212 761-3017

Thomas J Smith
Thomas.J.Smith@morganstanley.com   +1 212 761-6209

Amy Le
Amy.Le@morganstanley.com   +1 212 761-0840

Rockwell Medical Inc (RMTI.O, RMTI US)

Biotechnology / United States of America

Stock Rating	**Underweight**
Industry View	**In-Line**
Price target	**$5.00**
Shr price, close (Nov 9, 2015)	$11.47
Mkt cap, curr (mm)	$577
52-Week Range	$18.90-7.09

Fiscal Year Ending	12/14	12/15e	12/16e	12/17e
ModelWare EPS ($)	(0.52)	(0.18)	0.24	0.37
Prior ModelWare EPS ($)	-	(0.12)	0.26	0.48
P/E	NM	NM	48.0	31.0
Consensus EPS ($)§	-	(0.06)	0.79	0.81
Div yld (%)	-	-	-	-

Unless otherwise noted, all metrics are based on Morgan Stanley ModelWare framework
§ = Consensus data is provided by Thomson Reuters Estimates
e = Morgan Stanley Research estimates

QUARTERLY MODELWARE EPS ($)

Quarter	2014	2015e Prior	2015e Current	2016e Prior	2016e Current
Q1	(0.20)	-	(0.07)a	-	-
Q2	(0.08)	-	(0.05)a	-	-
Q3	(0.10)	-	(0.05)a	-	-
Q4	(0.14)	0.01	(0.01)	-	-

e = Morgan Stanley Research estimates, a = Actual Company reported data

Morgan Stanley does and seeks to do business with companies covered in Morgan Stanley Research. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of Morgan Stanley Research. Investors should consider Morgan Stanley Research as only a single factor in making their investment decision.

For analyst certification and other important disclosures, refer to the Disclosure Section, located at the end of this report.

Top Underweight Picks for 2016

For 2016, our top Underweight ideas are Rockwell Medical Inc. (RMTI) and Intercept Pharmaceuticals (ICPT). We also reiterate our UW thesis on Relypsa Pharmaceuticals (RLYP) given our concerns about the January launch of Veltassa, but are not highlighting it as a top Underweight, as Relypsa was reported to be a target in a Financial Times article on December 4. The company did not comment on the article. We have no knowledge of any potential transaction, but think it would be unlikely for a potential acquirer to justify such a deal once Veltassa launches in January, until the product trajectory and the impact of the black box label is established.

Rockwell Medical Inc. (RMTI, UW, $5)

Background: Rockwell has been a manufacturer and distributor of dialysis products to dialysis clinics for several decades. The company has not been profitable, but recently transformed into a branded pharmaceutical company after the FDA approved Triferic, an iron-containing dialysate solution, in January 2015. The company also acquired a generic vitamin D product, Calcitriol, which was approved by the FDA in June 2014. Neither Triferic or Calcitriol have generated any sales, with management indicating that they have been building inventories of both drugs ahead of the launches. Triferic officially launched in September 2015, and the Calcitriol launch has been delayed until 1Q16.

Our diligence and external consultant input suggest that Rockwell has had a difficult time finding early adopters for Triferic, as well as commanding a premium price in the dialysis bundle, given the label and the inconclusive trial data which have made the company unable to market an ability to save on EPO costs. In the cost sensitive dialysis arena, every dollar spent must be recouped elsewhere. Furthermore, since the Triferic development program began over a decade ago, the majority of dialysis clinics have changed to a centralized distribution system for dialysate, which means all patients in a clinic would be given supplemental iron with Triferic, not current practice.

Trading color: Investors would expect meaningful sales of Triferic when the company reports 4Q15 earnings, as well as definitive announcements of agreements by the major dialysis providers to start using Triferic. To date, the company has only indicated that a "top 4" dialysis provider has entered into a supply agreement with Rockwell, but little color on the magnitude, scope or length of this contract have been provided. Additionally, the pricing that Rockwell has been able to command for Triferic has not been announced, and we believe that the company has likely had to significantly discount to generate any interest in the marketplace. Our forecasts assume meaningful adoption by all of the dialysis providers, as well as a price of $500/patient net pricing annually. We believe these forecasts could be at risk. It is likely that the company has had to discount more than our models assume, and given the lack of pilot studies, we believe it is unlikely that the large chain providers will begin widespread adoption in the near future.

Where we could be wrong: Although the company indicated they would announce major contracts as they were signed, it is possible that Rockwell has inked a number of contracts for the dialysis providers in 4Q that may lead to meaningful revenues in the quarter. Absent these reported revenues, it is also possible that investors may continue to give the company a pass on execution with the promise of future contracts. However, the tone of the call suggests that the financial community is expecting the company to deliver in Q4 or shortly thereafter.

Intercept Pharmaceuticals (ICPT, UW, $110)

Background: Intercept Pharmaceuticals is a development stage company, whose lead candidate, obeticholic acid, (OCA) is being developed for liver disease. While the initial indication is Primary Biliary Cirrhosis (PBC), the majority of the value of ICPT is related to a larger indication, non-alcoholic steatohepatitis (NASH). The company has an action date for the PBC indication on February 29, 2016, for which we anticipate an advisory committee meeting in January. While we think the panel, and ultimately the FDA, will endorse the drug in PBC, we expect safety deliberations about the drug's impact on cholesterol to have an adverse impact on ICPT shares, given that

Rockwell management indicated they had entered into a supply agreement with one of the top four dialysis providers, but provided no additional color. Our model includes meaningful usage from all of the providers, an assumption that may be at risk if we do not see other providers beginning to use the drug. We also are unsure whether this particular agreement will translate into meaningful demand, as the scope is also unclear, and it is possible Rockwell may only be providing limited product to some of the provider's units. However, we are not adjusting our penetration rates until we have better visibility on these market dynamics, likely when the company reports in 4Q15.

Changes to our model. Based on the recently reported financials and guidance provided on the call, we have lowered our pricing assumption for Triferic to $500 per patient per year (vs. $1,000 previous assumption). Our penetration rates remain unchanged, despite our concerns noted above. This reduces our peak Triferic sales estimate to $95mn, down from our previous $190mn. We now attribute ~$2 per share to Triferic sales.

Separately, we have also modified our assumptions for Rockwell's base dialysis concentrates business to better represent the accounting under the Baxter distribution deal. The net effect of these changes is higher peak sales ($87mn vs. $71mn) but slightly lower NPV ($30mn vs. $37mn). Detailed changes are discussed further in our valuation section. We still attribute $1 per share to Rockwell's base business.

Where we could be wrong. It is possible that Triferic net pricing may be higher than our assessment or that demand may increase more than we anticipate. If either of these situations occur, RMTI shares may exceed our $5 price target.